Exhibit 10.24

August 28, 2017

Michael McBreen

VIA HAND DELIVERY

Dear Michael:

As we have discussed, your employment with Funko, LLC (“Funko” or the “Company”) will end effective August 28, 2017 (the “End Date”). You have provided Funko with your notice of resignation effective today, and we accept it. We have appreciated your work for us and wish to offer you a Separation Package. By signing this letter, you are accepting the Package and agreeing to the terms noted in this letter.

We are offering you a severance payment equal to six (6) months of your current salary. The severance payment will be paid in a lump sum on the first regular payday at least eight (8) days after you sign this agreement. The severance payment will be subject to normal payroll deductions and withholdings.

Your existing medical insurance through the Company, if any, will continue until the end of the month of August 2017. You may be eligible to continue your participation in certain benefits pursuant to COBRA beyond that date. As part of the Separation Package, Funko agrees to pay the employer and employee cost of continuation coverage under COBRA for twelve (12) months at your current level and scope of coverage (i.e., if you are currently covering one dependent, Funko will pay to continue that coverage). Funko will work directly with its third party administrator to pay these sums; you do not need to pay and subsequently seek reimbursement from Funko.

You agree that, within five days of the End Date, you will submit your final documented expense report, if any, reflecting all approved business expenses you have incurred on the Company’s behalf through the End Date. These expenses will be reimbursed within a reasonable time per Company policy.

Funko will not contest your application for unemployment benefits, provided it is truthful.

You acknowledge that no other amounts (including but not limited to accrued PTO, incentive payments, or any amount attributable to vesting under equity grants) are or will be due and/or owed to you by Funko or any other related or affiliated person or entity other than as set forth in this letter.

Since the Company does not offer severance to all employees, you agree to keep the information in this letter confidential. You can tell your accountant, attorney, and spouse about the terms of this letter, but only after telling them that it is confidential and they must also agree not to talk about it to others.

One aspect of a long-term amicable relationship is that you agree not to bring any claims against us. Therefore; in exchange for the Separation Package (which you acknowledge that you would not otherwise receive), you agree that you and your spouse release and hold harmless Funko and any of its affiliated entities or directors, officers, shareholders, members, agents and employees from all claims and obligations of any kind, whether contractual, statutory or based in common law, monetary or non-monetary. This includes claims that you have not yet discovered exist and regardless of whether the claims are contingent or mature. You understand that this release is intended to be a full and complete release of any and all claims you might have against us. This includes, but is not limited to, all claims arising out of or relating to your employment or separation from the Company. The only claims excluded from this release are claims relating to breach or enforceability of this agreement and your right to file a complaint with a governmental agency. With regard to governmental agency complaints, however, you understand and agree that you are expressly waiving any right to obtain monetary damages or any other relief that provides personal benefit resulting from the agency claim. This waiver and release is effective to the full extent the law permits you to release your individual claims. It does not affect reimbursement rights you may currently possess under any health insurance coverage or accrued rights you may have under any retirement plan.

We want to make sure that you have an opportunity to fully consider this agreement and to consult with legal counsel. You, therefore, have twenty one (21) days to review this agreement and to decide whether to sign it. You may choose to sign it at any time during this twenty one day period. Obviously, any delay in signing will delay your receipt of the benefits (such as severance and the COBRA payments) provided by the Agreement. After signing, you may revoke the agreement any time within seven (7) calendar days after signing it by providing Tracy Daw with written notice of revocation within that time frame. If you do not revoke it, this Agreement will become effective on the eighth (8th) day after we receive your signed copy of this letter.

Upon reasonable advance notice, Funko will provide you with reasonable access to its facilities after the End Date to allow you to remove your personal effects, including your desk. You agree to, by the End Date, return to Funko all company property in your possession or under your direct or indirect control. Such property could include files, notes, records, financial information, product information, computer-recorded information, customer lists, keys, Company-provided computer and/or phone, and any materials which contain Funko’s proprietary or confidential information.

Portions of the Confidentiality Agreement and Common Unit Grant Agreement that you signed, such as your confidentiality, noncompetition/nonsolicitation, and non-disparagement obligations, remain effective after the end of your employment. You agree that this letter, along with the sections of those documents that continue after the end of your employment, represents the entire understanding and agreement between you and Funko regarding your employment and separation. In the event any provision or portion of this agreement is held to be unenforceable or invalid, the remainder of this agreement shall remain in full force.

Michael, we have appreciated your service to the Company, and we wish you the best in your future endeavors. If you have any questions, please feel free to contact me directly.

Sincerely,

Karen Mars

Director of People

AGREED AND UNDERSTOOD:	AGREED AND UNDERSTOOD: FOR Funko, LLC:

/s/ Michael McBreen	By:	/s/ Brian Mariotti
Michael McBreen	Title:	CEO

Dated:08/28/17	Dated: 08/28/17